================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE PLAN YEAR ENDED DECEMBER 31, 1998

                    PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                            SAVINGS INVESTMENT PLAN
                            (FULL TITLE OF THE PLAN)

                    PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                              1034 DANFORTH DRIVE
                           ST. LOUIS, MISSOURI  63102
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


================================================================================

Pursuant to the requirements of the Securities and Exchange Act of 1934, Protein Technologies International, Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                         Protein Technologies International, Inc
                         Savings Investment Plan

                         Date: June 23, 2000

                         BY /s/ William A. Spenla
                         ----------------------------------------
                         William A. Spenla, Vice President
                         Human Resources

[LOGO OF PRICEWATERHOUSECOOPERS]



PROTEIN
TECHNOLOGIES
INTERNATIONAL
SAVINGS INVESTMENT
PLAN

Financial Statements and
Additional Information
For the Periods
Ended December 31, 1998 and 1997

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Index to Financial Statements and Additional Information
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                           Page

Report of Independent Accountants                                             1

Financial Statements:

      Statements of Net Assets Available for Benefits
       at December 31, 1998 and 1997                                        2-3

      Statements of Changes in Net Assets Available
       for Benefits for the Year Ended December 31,
       1998 and the Month Ended December 31, 1997                           4-5

      Notes to Financial Statements                                         6-9

Additional Information*:

      Schedule of Assets Held for Investment Purposes
       at December 31, 1997                                          Schedule I

      Schedule of Reportable Transactions for the
       Month Ended December 31, 1997                                Schedule II

      Schedule of Assets Held for Investment Purposes
       at December 31, 1998                                        Schedule III

      Schedule of Reportable Transactions for the
       Year Ended December 31, 1998                                 Schedule IV


            EXHIBITS
            --------

Exhibit
 Number                    Description
-------                    -----------
  24                       Consent of
                           Independent Accountants




* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                     [LETTERHEAD OF PRICEWATERHOUSECOOPERS]


                        Report of Independent Accountants

September 14, 1999


To the Participants and Plan Administrator of the Protein Technologies International
Savings Investment Plan



In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits with fund information of the Protein Technologies International Savings Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits with fund information for the year ended December 31, 1998 and the month ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1998
Page 2
--------------------------------------------------------------------------------

                                                                                            Vanguard
                                                              Vanguard       Vanguard       Federal
                                               Vanguard         500        International     Money         Vanguard
                                               Explorer        Index          Growth         Market       Wellington
                                                 Fund           Fund        Portfolio         Fund           Fund

Assets
   Investments, at fair value:
     Vanguard Explorer Fund*                  $   773,934   $         -    $          -   $          -   $          -
     Vanguard 500 Index Fund*                                  9,481,187
     Vanguard International Growth Portfolio*                                 1,323,135
     Vanguard Federal Money Market Fund*                                                     9,871,722
     Vanguard Wellington Fund*                                                                              4,631,709
     Vanguard Windsor II Fund*
     Vanguard Retirement Savings Trust*
     DuPont Stock Fund*
     Participant loans                                  -              -              -              -              -
                                              ------------  -------------  -------------  -------------  -------------

       Total investments                          773,934      9,481,187      1,323,135      9,871,722      4,631,709
                                              ------------  -------------  -------------  -------------  -------------

Net assets available for benefits             $   773,934   $  9,481,187   $  1,323,135   $  9,871,722   $  4,631,709
                                              ------------  -------------  -------------  -------------  -------------


                                                               Vanguard
                                                Vanguard      Retirement       Dupont
                                               Windsor II      Savings         Stock       Participant
                                                  Fund          Trust           Fund          Loan           Total
Assets
   Investments, at fair value:
     Vanguard Explorer Fund*                  $          -   $         -    $         -    $         -   $     773,934
     Vanguard 500 Index Fund*                                                                                9,481,187
     Vanguard International Growth Portfolio*                                                                1,323,135
     Vanguard Federal Money Market Fund*                                                                     9,871,722
     Vanguard Wellington Fund*                                                                               4,631,709
     Vanguard Windsor II Fund*                   6,372,486                                                   6,372,486
     Vanguard Retirement Savings Trust*                           664,408                                      664,408
     DuPont Stock Fund*                                                        1,938,183                     1,938,183
     Participant loans                                   -              -              -     1,268,130       1,268,130
                                              -------------  -------------  -------------  ------------  --------------

       Total investments                         6,372,486        664,408      1,938,183     1,268,130      36,324,894
                                              -------------  -------------  -------------  ------------  --------------

Net assets available for benefits             $  6,372,486      $ 664,408   $  1,938,183   $ 1,268,130     $36,324,894
                                              -------------  -------------  -------------  ------------  --------------


* Represents 5% or more of net assets available for benefits.

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Statement of Net Assets Available for Benefits with Fund Information
December 31, 1997
Page 3
--------------------------------------------------------------------------------

                                                                                                       Vanguard
                                                                     Vanguard         Vanguard         Federal
                                                    Vanguard            500        International        Money          Vanguard
                                                    Explorer           Index           Growth           Market        Wellington
                                                      Fund             Fund          Portfolio           Fund            Fund
Assets
   Investments, at fair value:
     Vanguard Explorer Fund                       $       4,448    $           -   $            -   $            -   $           -
     Vanguard 500 Index Fund                                              12,870
     Vanguard International Growth Portfolio                                                6,255
     Vanguard Federal Money Market Fund*                                                                   326,074
     Vanguard Wellington Fund                                                                                                4,882
     Vanguard Windsor II Fund                                 -                -                -                -               -
                                                  --------------   --------------  ---------------  ---------------  --------------

       Total investments                                  4,448           12,870            6,255          326,074           4,882
                                                  --------------   --------------  ---------------  ---------------  --------------

Net assets available for benefits                     $   4,448    $      12,870   $        6,255   $      326,074   $       4,882
                                                  --------------   --------------  ---------------  ---------------  --------------


                                                    Vanguard
                                                   Windsor II
                                                      Fund            Total
Assets
   Investments, at fair value:
     Vanguard Explorer Fund                       $           -    $       4,448
     Vanguard 500 Index Fund                                              12,870
     Vanguard International Growth Portfolio                               6,255
     Vanguard Federal Money Market Fund*                                 326,074
     Vanguard Wellington Fund                                              4,882
     Vanguard Windsor II Fund                             7,767            7,767
                                                  --------------   --------------

       Total investments                                  7,767          362,296
                                                  --------------   --------------

Net assets available for benefits                 $       7,767    $     362,296
                                                  --------------   --------------


*  Represents 5% or more of net assets available for benefits.


   The accompanying notes are an integral part of these financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits with Fund Information For the Year Ended December 31, 1998
Page 4
--------------------------------------------------------------------------------

                                                                                                         Vanguard
                                                                         Vanguard        Vanguard         Federal
                                                         Vanguard           500       International        Money         Vanguard
                                                         Explorer          Index          Growth          Market        Wellington
                                                           Fund            Fund         Portfolio          Fund            Fund
Additions to net assets attributed to:
Investment income:
   Interest and dividend income                       $         6,531   $   124,526   $       25,932   $     421,251   $    494,038
   Net realized and unrealized gain/(loss)
    on investments                                            (37,631)    1,101,703           19,558               -       (284,739)
                                                      ----------------  ------------  ---------------  --------------  -------------

                                                              (31,100)    1,226,229           45,490         421,251        209,299
                                                      ----------------  ------------  ---------------  --------------  -------------

Contributions:
   Employer's                                                  54,121       422,415           57,240       1,153,098        169,360
   Participant's                                            1,109,797     7,440,319        1,882,283      12,642,694      3,209,782
                                                      ----------------  ------------  ---------------  --------------  -------------

                                                            1,163,918     7,862,734        1,939,523      13,795,792      3,379,142
                                                      ----------------  ------------  ---------------  --------------  -------------

Asset transfer in                                                   -             -                -               -              -
                                                      ----------------  ------------  ---------------  --------------  -------------

     Total additions/(deductions)                           1,132,818     9,088,963        1,985,013      14,217,043      3,588,441
                                                      ----------------  ------------  ---------------  --------------  -------------

Deductions:
Benefits paid to participants                                  32,535        68,273            4,707         896,946         28,625
                                                      ----------------  ------------  ---------------  --------------  -------------

     Total deductions                                          32,535        68,273            4,707         896,946         28,625
                                                      ----------------  ------------  ---------------  --------------  -------------

Net Increase/(Decrease) Prior to Interfund Transfers        1,100,283     9,020,690        1,980,306      13,320,097      3,559,816

Interfund Transfers                                          (330,797)      447,627         (663,426)     (3,774,449)     1,067,011
                                                      ----------------  ------------  ---------------  --------------  -------------

     Net increase                                             769,486     9,468,317        1,316,880       9,545,648      4,626,827

Net Assets Available for Plan Benefits,
Beginning of Year                                               4,448        12,870            6,255         326,074          4,882
                                                      ----------------  ------------  ---------------  --------------  -------------

End of Year                                           $       773,934   $ 9,481,187   $    1,323,135   $   9,871,722   $  4,631,709
                                                      ----------------  ------------  ---------------  --------------  -------------


                                                                         Vanguard
                                                          Vanguard      Retirement
                                                         Windsor II       Savings       Dupont       Participant
                                                            Fund           Trust         Stock           Loan            Total
Additions to net assets attributed to:
Investment income:
   Interest and dividend income                       $      617,532    $    17,539   $    14,262   $       98,408   $   1,820,019
   Net realized and unrealized gain/(loss)
    on investments                                          (304,498)             -      (401,668)               -          92,725
                                                      ---------------   ------------  ------------  ---------------  --------------

                                                             313,034         17,539      (387,406)          98,408       1,912,744
                                                      ---------------   ------------  ------------  ---------------  --------------
Contributions:
   Employer's                                                331,239         13,113        97,914                        2,298,500
   Participant's                                           5,140,462        214,142       191,508                       31,830,987
                                                      ---------------   ------------  ------------  ---------------  --------------

                                                           5,471,701        227,255       289,422                -      34,129,487
                                                      ---------------   ------------  ------------  ---------------  --------------

Asset transfer in                                                  -              -             -        1,056,582       1,056,582
                                                      ---------------   ------------  ------------  ---------------  --------------

     Total additions/(deductions)                          5,784,735        244,794       (97,984)       1,154,990      37,098,813
                                                      ---------------   ------------  ------------  ---------------  --------------

Deductions:
Benefits paid to participants                                 25,869             98           666           78,496       1,136,215
                                                      ---------------   ------------  ------------  ---------------  --------------

     Total deductions                                         25,869             98           666           78,496       1,136,215
                                                      ---------------   ------------  ------------  ---------------  --------------

Net Increase/(Decrease) Prior to Interfund Transfers       5,758,866        244,696       (98,650)       1,076,494      35,962,598

Interfund Transfers                                          605,853        419,712     2,036,833          191,636               -
                                                      ---------------   ------------  ------------  ---------------  --------------

     Net increase                                          6,364,719        664,408     1,938,183        1,268,130      35,962,598

Net Assets Available for Plan Benefits,
Beginning of Year                                              7,767              -             -                -         362,296
                                                      ---------------   ------------  ------------  ---------------  --------------

End of Year                                           $    6,372,486    $   664,408   $ 1,938,183   $    1,268,130   $  36,324,894
                                                      ---------------   ------------  ------------  ---------------  --------------



   The accompanying notes are an integral part of these financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits with Fund Information For the Month Ended December 31, 1997
Page 5
--------------------------------------------------------------------------------


                                                                                                           Vanguard
                                                                          Vanguard        Vanguard          Federal
                                                         Vanguard           500         International        Money
                                                         Explorer          Index           Growth           Market
                                                           Fund             Fund          Portfolio          Fund
Additions:
   Investment income:
     Interest and dividend income                     $            -   $           -    $           -    $          95
     Net unrealized appreciation of investments                   29              133              51                -
                                                      ---------------  ---------------  --------------   --------------

                                                                  29              133              51               95
                                                      ---------------  ---------------  --------------   --------------

   Contributions:
     Employer's                                                                                                151,676
     Participant's                                             4,419           12,737           6,204          174,303
                                                      ---------------  ---------------  --------------   --------------

                                                               4,419           12,737           6,204          325,979
                                                      ---------------  ---------------  --------------   --------------

     Total additions                                           4,448           12,870           6,255          326,074

Net assets available for plan benefits,
   Beginning of month                                              -                -               -                -
                                                      ---------------  ---------------  --------------   --------------

   End of month                                       $        4,448   $       12,870   $       6,255    $     326,074
                                                      ---------------  ---------------  --------------   --------------


                                                         Vanguard        Vanguard
                                                        Wellington      Windsor II
                                                           Fund            Fund             Total
Additions:
   Investment income:
     Interest and dividend income                     $            -   $           -    $          95
     Net unrealized appreciation of investments                   33              81              327
                                                      ---------------  --------------   --------------

                                                                  33              81              422
                                                      ---------------  --------------   --------------

   Contributions:
     Employer's                                                                  400          152,076
     Participant's                                             4,849           7,286          209,798
                                                      ---------------  --------------   --------------

                                                               4,849           7,686          361,874
                                                      ---------------  --------------   --------------

     Total additions                                           4,882           7,767          362,296

Net assets available for plan benefits,
   Beginning of month                                              -               -                -
                                                      ---------------  --------------   --------------

   End of month                                       $        4,882   $       7,767    $     362,296
                                                      ---------------  --------------   --------------


   The accompanying notes are an integral part of these financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998 and 1997
Page 6
--------------------------------------------------------------------------------

1.       Description of the Plan

         The following description of the Protein Technologies International (the "Company") Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General
         The Plan is a defined-contribution plan covering all domestic regular full-time and part-time sales, administrative and clerical employees, production, and maintenance employees of the Company. Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         This Plan was established pursuant to Ralston Purina's ("Ralston") sale of Protein Technologies International to E.I. du Pont de Nemours and Company ("DuPont"). Protein Technologies employees who were previously participants in the Ralston Purina Savings Investment Plan were given the option to transfer their Ralston account balances into the Protein Technologies Plan. Most employees elected to make this transfer in the first quarter of 1998.

         Contributions
         Each year, participants may contribute up to 15% of pre-tax annual compensation, subject to certain limits imposed by the Internal Revenue Service (IRS), and the Plan terms. Basic contributions not exceeding 6% of the participant's compensation are matched 100% by the Company after one year of covered service.

         Vesting
         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon occurs upon the participant's completion of five years of credited service.

         Plan withdrawals
         Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2 . Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see "Plan administration" below). After-tax contributions and earnings thereon may be withdrawn at any time.

         Investment options
         During the Plan year ended December 31, 1997, participants were able to allocate their contributions among the following investment options:

         Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998 and 1997
Page 7
--------------------------------------------------------------------------------

          Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

          Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

          Vanguard Federal Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government or by an agency of the government.

          Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

          Vanguard Windsor II Fund: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

          During the Plan year ended December 31, 1998, the following investment funds were added as investment options:

          Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two-to-three year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

          DuPont Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of its stock and reinvestment of its dividends.

          Participant loans
          Participants may borrow from their fund accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for the purpose of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998 and 1997
Page 8
--------------------------------------------------------------------------------


         Forfeitures
         Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $11,755 and $0 for the year ended December 31, 1998 and the month ended December 31, 1997, respectively.

         Plan administration
         The Plan is administered by the Company. Vanguard Fiduciary Trust Company is Trustee of the assets of the Plan. As Trustee, Vanguard has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

         Plan termination
         The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.

2.       Summary of significant accounting policies

         Basis of accounting
         The financial statements of the Plan are prepared using the accrual basis of accounting.

         Use of estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment valuation and income recognition
         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Units of the Retirement Savings Trust are valued at net asset value at year end. The DuPont Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

         Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that

PROTEIN TECHNOLOGIES INTERNATIONAL
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 1998 and 1997
Page 9
--------------------------------------------------------------------------------

         changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

         Benefit payments
         Benefits are recorded when paid.

3.       Related party transactions

         DuPont, as the parent company of Protein Technologies International, the Plan's sponsor, is a related party to the Plan. At December 31, 1998, the Plan held shares of DuPont common stock with a market value of $1,938,183.

         Vanguard Fiduciary Trust Company, as Trustee of the Plan's assets, is a party-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $33,118,581 and $362,296 of investment funds and short-term investments at December 31, 1998 and 1997, respectively.

4.       Income tax status

         The Plan has requested, but has not received a determination letter from the Internal Revenue Service indicating that the Plan is a qualified employee benefit plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

PROTEIN TECHNOLOGIES INTERNATIONAL                                    SCHEDULE I
SAVINGS INVESTMENT PLAN
Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1997
--------------------------------------------------------------------------------


                                                                          (c)
                         (b)                               Description of investment including                           (e)
              Identity of issue, borrower,                    maturity date, rate of interest,          (d)            Current
(a)            lessor or similar party                     collateral, par, or maturity value           Cost            value

*        Vanguard  Fiduciary Trust Company         Explorer Fund                                   $        4,419   $       4,448

*        Vanguard Fiduciary Trust Company          500 Index Fund                                          12,737          12,870

*        Vanguard Fiduciary Trust Company          International Growth Portfolio                           6,204           6,255

*        Vanguard Fiduciary Trust Company          Federal Money Market Fund                              326,074         326,074

*        Vanguard Fiduciary Trust Company          Wellington Fund                                          4,849           4,882

*        Vanguard Fiduciary Trust Company          Windsor II Fund                                          7,686           7,767
                                                                                                   ---------------  --------------

                                                                                                   $      361,969   $     362,296
                                                                                                   ===============  ==============

*        Indicates a party-in-interest transaction.

PROTEIN TECHNOLOGIES INTERNATIONAL                                 SCHEDULE II
SAVINGS INVESTMENT PLAN
Item 27d Form 5500 - Schedule of Reportable Transactions*
For the Year Ended December 31, 1997
--------------------------------------------------------------------------------

                                     (b)                                                   (f)
   (a)                      Description of asset          (c)         (d)       (e)       Expense
Identity of              (include interest rate and     Purchase    Selling    Lease   incurred with
party involved        maturity in the case of a loan)    price       price     rental   transaction

The Vanguard Group  Vanguard Federal Money Market Fund   $ 326,074

                   (h)
    (g)        Current value        (i)
    Cost       of asset on          Net
 of asset     transaction date  gain (loss)
-------------------------------------------
   $ 326,074      $ 326,074

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

PROTEIN TECHNOLOGIES INTERNATIONAL                                 SCHEDULE III
SAVINGS INVESTMENT PLAN
Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1998
--------------------------------------------------------------------------------

                                                                       (c)
                          (b)                      Description of investment including                                    (e)
             Identity of issue, borrower,           maturity date, rate of interest,                    (d)              Current
 (a)            lessor or similar party            collateral, par, or maturity value                   Cost              value
*    Vanguard Fiduciary Trust Company      Explorer Fund                                              $  775,666        $  773,934

*    Vanguard Fiduciary Trust Company      500 Index Fund                                              8,415,540         9,481,187

*    Vanguard Fiduciary Trust Company      International Growth Portfolio                              1,289,674         1,323,135

*    Vanguard Fiduciary Trust Company      Federal Money Market Fund                                   9,871,722         9,871,722

*    Vanguard Fiduciary Trust Company      Wellington Fund                                             4,910,900         4,631,709

*    Vanguard Fiduciary Trust Company      Windsor II Fund                                             6,678,422         6,372,486

*    Vanguard Fiduciary Trust Company      Retirement Savings Trust                                      664,408           664,408

*    E.I. DuPont de Nemours and Company    Common stock                                                2,356,761         1,938,183

     Participant Loans                     Interest rates range from 7% to 11.5%, maturity dates
                                            range from 1999 to 2008                                    1,268,130        $1,268,130
                                                                                                   --------------  ----------------

                                                                                                     $36,231,223       $36,324,894
                                                                                                   --------------  ----------------

*    Indicates a party-in-interest transaction.

PROTEIN TECHNOLOGIES INTERNATIONAL                                 SCHEDULE IV
SAVINGS INVESTMENT PLAN
Item 27d Form 5500 - Schedule of Reportable Transactions*
For the Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                  (b)                                                                     (f)
   (a)                                    Description of asset                    (c)             (d)         (e)       Expense
Identity of                             (include interest rate and              Purchase        Selling      Lease    incurred with
party involved                         maturity in the case of a loan)            price         price        rental   transaction
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group                     Vanguard Explorer Fund                   $1,412,357
                                                                                               $ 605,241
The Vanguard Group                     Vanguard 500 Index Fund                   9,606,653
                                                                                               1,240,040
The Vanguard Group                     Vanguard International Growth Portfolio   2,855,916
                                                                                               1,558,594
The Vanguard Group                     Vanguard Federal Money Market            15,367,964
                                                                                               5,822,316
The Vanguard Group                     Vanguard Wellington Fund                  5,648,863
                                                                                                 737,298
The Vanguard Group                     Vanguard Windsor II Fund                  7,298,499
                                                                                                 629,282
The Vanguard Group                     Vanguard Retire Savings Trust               668,161
                                                                                                   3,755
E.I. DuPont de Nemours and Company     DuPont Stock Fund                         2,783,011
                                                                                                 443,159


PROTEIN TECHNOLOGIES INTERNATIONAL                                 SCHEDULE IV
SAVINGS INVESTMENT PLAN
Item 27d Form 5500 - Schedule of Reportable Transactions*
For the Year Ended December 31, 1998
--------------------------------------------------------------------------------

                         (h)
          (g)        Current value           (i)
         Cost         of asset on            Net
       of asset     transaction date     gain (loss)
--------------------------------------------------------
      $1,412,357      $1,412,357
         641,110         605,241        $  (35,869)
       9,606,653       9,606,653
       1,203,849       1,240,040            36,191
       2,855,916       2,855,916
       1,572,667       1,558,594           (14,073)
      15,367,964      15,367,964
       5,822,316       5,822,316                 -
       5,648,863       5,648,863
         742,811         737,298            (5,513)
       7,298,499       7,298,499
         627,764         629,282             1,518
         668,161         668,161
           3,755           3,755                 -
       2,783,011       2,783,011
         426,250         443,159            16,909




* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.